FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of the connected persons of Persons Discharging Managerial Responsibility, in the Ordinary Shares and American Depositary Shares (ADS) of GlaxoSmithKline plc following the sale of Ordinary Shares and ADS at a price of £14.55 per Ordinary Share and of $44.03 per ADS on 1 March 2013, to meet their tax liabilities following the vesting of awards granted in 2010 under the GlaxoSmithKline Share Value Plan:

Name of PDMR	Name of Connected Person	Number of Shares sold	Number of Shares retained
Mr P Thomson	Mrs K Thomson	436 (Ordinary Shares)	401 (Ordinary Shares)
Dr M Slaoui*	Mrs K Slaoui	230 (ADS)	410 (ADS)
* Denotes an Executive Director

The Company and the above individuals were advised of these transactions on 1 March 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(c).

V A Whyte
Company Secretary

4 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 04, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc